EXHIBIT 99.2


FOR IMMEDIATE RELEASE                              CONTACT: WILLIAM K. HALL
AUGUST 13, 1999                                                312.906.9700



                         FALCON BUILDING PRODUCTS SELLS
                     DEVILBISS AIR POWER COMPANY TO PENTAIR

Chicago, Illinois - Falcon Building Products, Inc. announced today that it has entered into a definitive agreement for the sale of its wholly-owned air power tools division, DeVilbiss Air Power Company, to Pentair, Inc. (NYSE:PNR) for consideration of $460 million subject to customary closing date adjustments.
The transaction is expected to be completed in September.

DeVilbiss Air Power Company is a leading manufacturer of air compressors, pressure washers, generators and associated tools and accessories. The Company's products are directed at the consumer, do-it-yourself and contractor markets and are sold primarily through the home improvement and building products retail channel. For the latest twelve months ended June 30, 1999 DeVilbiss generated revenues of approximately $470 million.

William K. Hall, Chief Executive Officer of Falcon Building Products, stated that: "DeVilbiss has been an extremely strong performer under Falcon's ownership. The Company has consistently introduced new products, gained new customers and, as a result, gained substantial market share in its target markets. The success of DeVilbiss is directly attributable to the commitment and excellence of the management and employee base led by Bill Allen, DeVilbiss' President and Chief Executive Officer." Mr. Hall continued: "The Board of Directors of Falcon determined that the next phase of growth for DeVilbiss would be enhanced under the stewardship of a large, multi-national corporation with consumer, commercial and industrial market capabilities. The Board is very pleased with the agreement reached with Pentair since it delivers the best value to Falcon's constituents as well as establishes DeVilbiss on a solid foundation for future growth."

Upon the sale of DeVilbiss, Falcon Building Products, headquartered in Chicago, will continue to own Hart & Cooley, Inc., a leading manufacturer of heating, ventilation and air conditioning (HVAC) products, and Mansfield Plumbing Products, Inc., a manufacturer of high quality plumbing fixtures for the residential construction and remodeling markets.

                               *       *       *

Any statements made about the Company's anticipated financial results are forward-looking statements subject to risks and uncertainties such as those described in the Company's Annual Report on Form 10-K for the year ended December 31, 1998. Actual results may differ materially from anticipated results.